Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 14, 2018	NR 18-04

Alianza Shareholders Elect 5 Directors at AGM

Vancouver, B.C. – March 14, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report the results from its Annual General Meeting held on March 14, 2018.

Jason Weber, President and CEO, commented that “Alianza continues to have strong shareholder support as evidenced by our AGM voting results and we are working hard to build value in Alianza for those shareholders.”

The Shareholders elected five directors to hold office for the upcoming year until the next AGM. The directors elected are:

Mark T. Brown CPA, CA – President of Pacific Opportunity Capital Ltd.

Jason S. Weber, P. Geo. – President & CEO of Alianza.

Craig Lindsay, MBA – President & CEO of Otis Gold Ltd.

Marc G. Blythe, P. Eng. – Vice President, Corporate Development of Nevsun Resources Ltd.

John R. Wilson, P. Geo. – Consulting geologist and Past President of Animas Resources Ltd.

The shareholders also re-appointed DeVisser Gray, LLP, Chartered Professional Accountants as auditors of the Company and confirmed the Company’s stock option plan.

After the meeting, the Board of Directors re-appointed Mr. Jason Weber as President and CEO, and Ms. Winnie Wong, CPA, CA, as Chief Financial Officer.

The Board of Directors also granted 850,000 stock options to Directors, Officers, Employees and Consultants exercisable at $0.10 per option for a period a five years.

The Board of Directors would like to thank Geoff Chater for his service to the Company. Geoff did not stand for re-election to the Board but will remain on as an advisor to management. Management is looking forward to Geoff’s continued participation in an advisory capacity.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 35.4 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Murray Jones, MSc, P.Geo., of Equity Exploration Consultants Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Jones supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.